

16013315

aWB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-52349

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMC Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore **(201)-284-4908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim Blackmore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the year ended December 31, 2015 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Kim Blackmore
Director, Financial and Operations Principal

2/25/16
Date

Subscribed and sworn before me on this 25 day of February, 2016



Notary Public

VIRGINIA GARCIA-CEDENO
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2440585
MY COMMISSION EXPIRES NOVEMBER 18, 2018

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-52349
NFA ID No. 0445704

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

This report is filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and Regulation 1.10(g) of the
Commodities Exchange Act as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MMC Securities Corp.:

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MMC Securities Corp. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules on pages 6-7 have been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with regulations under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 25, 2016

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 12,472,404
Receivable from affiliates	457,420,147
Fees and commissions receivable (net of allowance for doubtful accounts)	5,724,607
Receivable from clearing organization	733,857
State income tax receivable	323,915
Other	418,687
TOTAL ASSETS	$ 477,093,617
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliates	$ 629,810
Deferred revenue	880,887
Federal income tax payable	4,249,255
State income tax payable	561,254
Accrued expenses and other liabilities	881,644
Total liabilities	7,202,850
STOCKHOLDER'S EQUITY:	
Common stock ($1 par value, 1,000 shares authorized, 930 shares issued and outstanding)	930
Additional paid-in capital	411,124,945
Retained earnings	58,764,892
Total STOCKHOLDER'S equity	469,890,767
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 477,093,617

See notes to statement of financial condition.

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

1. NATURE OF BUSINESS

MMC Securities Corp. (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as an introducing broker with the National Futures Association ("NFA").

The Company provides the following services:

- investment banking and capital markets services including advising clients on capital adequacy, raising equity capital, weather derivatives brokerage and underwriting catastrophe bonds;
- retirement, pension, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- consulting services to corporate clients for financial risk solutions through structured transactions involving risk transfer and project finance.

The Company does not hold customer securities or customer funds and clears transactions through Pershing LLC on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2015 through February 25, 2016 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the statement of financial condition.

Use of Estimates - The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2015, the allowance for doubtful accounts was $177,296.

Income Taxes - The Company is included in the consolidated Federal income tax return and certain unitary state tax returns filed by MMC. Income taxes relating to such jurisdictions are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for all other state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

The Company applies the accounting guidance issued by the Financial Accounting Standards Board ("FASB") on the accounting for uncertainty in income tax positions. The guidance requires that the Company recognize in its statement of financial condition the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2015, no reserves for uncertain tax positions were required to be recorded by the Company for any of the Company's open tax years from 2011 through 2015.

Fair Value of Financial Instruments - Substantially all of the Company's assets are carried at fair value or contracted amounts which approximate fair value. The Company's liabilities, such as payables, are recorded at amounts approximating fair value.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company's receivable from affiliates balance of $457,420,147 is mainly comprised of interest bearing accounts. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2015, the Company's payables to affiliates balance of $629,810 primarily represent liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

4. CREDIT FACILITIES

On November 24, 2015, MMC and certain of its subsidiaries amended their $1.2 billion facility to a $1.5 billion multi-currency five year unsecured revolving credit facility (the "Facility") to support their liquidity needs. The Company is designated as a permitted borrower under the Facility. Subsidiary borrowings under the Facility are unconditionally guaranteed by MMC. The interest rate on this Facility is based on LIBOR plus a fixed margin which varies with MMC's credit ratings. Citibank, N.A. is Administrative Agent and Bank of America, N.A., Deutsche Bank Securities Inc. and HSBC Bank USA, N.A. are Syndication Agents for the Facility. The Facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. MMC was in compliance with these financial

covenants at December 31, 2015. The Facility will expire in November 2020. There were no drawings on the Facility during the year and no facility fee or interest was paid during the year. The Company had no borrowings outstanding under the Facility at December 31, 2015.

5. SUBSEQUENT EVENT

On January 1, 2016, the Company converted from a Delaware corporation to a Delaware limited liability company changing its name from MMC Securities Corp. to MMC Securities LLC.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company's computes its net capital requirement under the alternate method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of $6,000,749, which was $5,750,749 in excess of its required net capital of $250,000.

As an introducing broker registered with the NFA, the Company is required to and has complied with the Uniform Net Capital Rule (Rule 15c3-1), as discussed above, to meet the requirements of Regulation 1.17 of the Commodity Futures Trading Commission.

* * * * * *

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

STOCKHOLDER'S EQUITY		$ 469,890,767
NONALLOWABLE ASSETS:		
Receivable from affiliates	$ 457,420,147	
Fees and commissions receivable	5,724,607	
State income tax receivable	323,915	
Other	418,687	
		463,890,767
HAIRCUTS:		
Foreign currency	$ 2,662	
		2,662
NET CAPITAL		$ 6,000,749
NET CAPITAL REQUIRED		$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 5,750,749

MMC SECURITIES CORP.
(an Indirect Wholly-Owned subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 25, 2016

MMC Securities Corp.
1166 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company") as of and for the year ended December 31, 2015 (on which we issued our report dated February 25, 2016, and such report expressed an unmodified opinion on those financial statements), in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry accounts for commodity customers, we did not review the practices and procedures followed in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A deficiency in *design* exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in *operation* exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of an introducing broker and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

MMC SECURITIES

MMC Securities Corp.
1166 Avenue of the Americas
New York, NY 10036
+1 212 345 5000

Via Federal Express

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: MMC Securities Corp. ("MMCSC"), CRD No. 103846 Filing of Annual Audited Financials

Dear Sir/Madam:

In order that MMCSC may comply with your annual financial filing requirements, I have enclosed the following reports:

1. Two copies of the Financial Statements and Supplemental Schedules for the period ended December 31, 2015 together with the appropriate affirmation and with an Independent Auditors' Report dated February 25, 2016 and Supplemental Report on Internal Control dated February 25, 2016 (please note that this report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

2. Two copies of the Statement of Financial Condition as of December 31, 2015, together with an Independent Auditors' Report dated February 25, 2016, and Supplemental Report on Internal Control dated February 25, 2016, (please note that this report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

3. A copy of the SIPC agreed-upon procedure letter for the period January 1, 2015 through December 31, 2015 dated February 25, 2016.

4. Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon.

Should you need additional information or have any questions, please feel free to contact me at (201) 284-4908.

Very truly yours,



Kim Blackmore
Director, Financial and Operations Principal

Enclosures